Exhibit 12.2
JPMorgan Chase & Co.
Computation of Ratio of Earnings to Fixed Charges
And Preferred Stock Dividend Requirements

Year ended December 31,
(in millions, except ratios)	2010	2009		2008(c)	2007	2006

Excluding interest on deposits

Income from continuing operations before income taxes	$24,859	$16,067		$2,773	$22,805	$19,886

Fixed charges:
Interest expense	9,357	10,372		19,693	23,328	20,823
One-third of rents, net of income from subleases(a)	578	569		507	400	357

Total fixed charges	9,935	10,941		20,200	23,728	21,180

Less: Equity in undistributed income of affiliates/Add: Equity in undistributed loss of affiliates	127	(21)		623	(159)	(152)

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest	$34,921	$26,987		$23,596	$46,374	$40,914

Fixed charges, as above	$9,935	$10,941		$20,200	$23,728	$21,180
Preferred stock dividends (pretax)	947	3,435	(b)	803	—	6

Fixed charges including preferred stock dividends	$10,882	$14,376		$21,003	$23,728	$21,186

Ratio of earnings to fixed charges and preferred stock dividend requirements	3.21	1.88		1.12	1.95	1.93

Including interest on deposits

Fixed charges including preferred stock dividends, as above	$10,882	$14,376		$21,003	$23,728	$21,186
Add: Interest on deposits	3,424	4,826		14,546	21,653	17,042

Total fixed charges including preferred stock dividends and interest on deposits	$14,306	$19,202		$35,549	$45,381	$38,228

Income from continuing operations before income taxes and fixed charges, excluding capitalized interest, as above	$34,921	$26,987		$23,596	$46,374	$40,914
Add: Interest on deposits	3,424	4,826		14,546	21,653	17,042

Total income from continuing operations before income taxes, fixed charges and interest on deposits	$38,345	$31,813		$38,142	$68,027	$57,956

Ratio of earnings to fixed charges and preferred stock dividend requirements	2.68	1.66		1.07	1.50	1.52

(a)	The proportion deemed representative of the interest factor.

(b)	Includes a one-time $1.6 billion pretax payment of TARP preferred dividends.

(c)	On September 25, 2008, JPMorgan Chase acquired the banking operations of Washington Mutual Bank. On May 30, 2008, JPMorgan Chase merged with The Bear Stearns Companies Inc. Each of these transactions was accounted for as a purchase, and their respective results of operations are included in the Firm’s results from each respective transaction date.

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